Interim Consolidated Financial Statements

Cumberland Resources Ltd.

September 30, 2006

Cumberland Resources Ltd.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

 (Canadian dollars)

	September 30 2006	December 31 2005
	$	$

ASSETS
Current
Cash and cash equivalents [note 3]	21,485,822	16,493,481
Short term investments	—	11,419,988
Accounts receivable	469,015	450,897
Prepaid expenses and other	395,426	411,005
Total current assets	22,350,263	28,775,371

Mineral property interests	8,305,966	8,289,214
Capital assets, net [note 4]	17,920,990	5,777,706
Advance payment [note 5]	750,000	—
Reclamation deposit [note 13[c]]	630,000	630,000
Investment in public company [note 2]	261,139	—
	50,218,358	43,472,291

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	4,583,313	1,122,700
Derivative instrument liabilities [note 10]	4,794,030	—
Current portion of capital leases [note 5]	898,472	197,088
Total current liabilities	10,275,815	1,319,788

Capital leases [note 5]	3,060,358	—
Accrued site closure costs [note 6]	1,754,990	475,603
Commitments and contingencies [note 13]

Shareholders’ equity
Share capital [note 8[a]]	119,860,732	112,565,733
Contributed surplus [note 8[d]]	5,940,278	4,535,091
Accumulated other comprehensive loss [note 8[e]]	(4,306,905)	—
Deficit	(86,366,910)	(75,423,924)
Total shareholders’ equity	35,127,195	41,676,900
	50,218,358	43,472,291

See accompanying notes to consolidated financial statements

Cumberland Resources Ltd.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

 (Canadian dollars)

	Three months ended Septemer 30		Nine months ended September 30
	2006	2005	2006	2005
	$	$	$	$

REVENUE
Option receipts [note 11]	—	—	1,500,000	500,000
Interest revenue	276,497	208,155	801,944	647,217
Gain on investments in public companies [note 12]	—	270,084	—	1,049,939
	276,497	478,239	2,301,944	2,197,156

EXPENSES
Exploration and development costs [note 7]	3,447,756	2,191,953	8,425,113	5,867,960
Employee compensation	207,527	148,369	612,737	489,148
Stock-based compensation [note 8[b]]	40,456	52,804	1,984,405	1,084,609
Public and investor relations	79,547	188,139	363,426	407,172
Office and miscellaneous	116,768	110,003	373,594	331,147
Legal, audit and accounting	54,695	45,642	235,498	165,180
Other fees and taxes	6,121	6,905	148,971	99,821
Project financing [note 9]	42,000	291,496	526,707	302,686
Insurance	72,030	119,954	222,590	356,885
Unrealized derivative losses [note 10]	225,986	—	225,986	—
Depreciation and amortization	14,105	13,460	40,149	40,381
Accrued site closure costs – accretion expense	10,687	9,987	31,387	29,333
Interest expense on capital leases	—	10,373	7,907	38,707
	4,317,678	3,189,085	13,198,470	9,213,029
Net loss for the period	4,041,181	2,710,846	10,896,526	7,015,873

Deficit, beginning of period	82,325,729	70,036,914	75,423,924	65,731,887
Share issue costs [note 8[a]]	—	—	46,460	—
Deficit, end of period	86,366,910	72,747,760	86,366,910	72,747,760

Basic and diluted loss per share	$0.07	$0.05	$0.19	$0.13

Weighted average number of shares outstanding	56,539,774	54,980,974	56,017,645	54,976,294

See accompanying notes to consolidated  financial statements

Cumberland Resources Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

 (Canadian dollars)

Three months ended September 30, 2006		Nine months ended September 30, 2006
	$	$

Net loss for the period	4,041,181	10,896,528
Other comprehensive loss (income):
Effective portion of change in fair value of derivative instruments [note 10]	4,568,044	4,568,044
Unrealized loss (gain) on available-for-sale investment [note 8[e]]	41,783	(31,336)
Comprehensive loss for the period	8,651,008	15,433,236

See accompanying notes to consolidated  financial statements

Cumberland Resources Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
	$	$	$	$

OPERATING ACTIVITES
Net loss for the period	(4,041,181)	(2,710,846)	(10,896,526)	(7,015,873)
Add (deduct) items not affecting cash:
Depreciation and amortization	14,105	13,461	40,149	40,381
Accrued site closure costs – accretion expense	10,687	9,987	31,387	29,333
Exploration related amortization	25,581	29,555	78,905	88,942
Gain on investments in public companies	—	(270,084)	—	(1,049,939)
Stock-based compensation	40,456	52,804	1,984,405	1,084,609
Unrealized derivative losses [note 10]	225,986	—	225,986	—
Project financing costs [note 8[c]]	—	—	271,343	—
Net changes in non-cash working capital items:
Accounts receivable	(208,595)	(174,753)	(18,118)	(202,707)
Prepaid expenses	305,542	271,139	15,579	(84,189)
Accounts payable and accrued liabilities	(869,531)	1,383,370	317,813	1,744,694
Cash used in operating activities	(4,496,950)	(1,395,367)	(7,949,077)	(5,364,749)

FINANCING ACTIVITIES
Issuance of common shares on exercise of stock options	555,640	20,000	1,444,440	20,000
Private placement of flow-through common shares [note 8[a]]	—	—	4,999,998	—
Share issue costs [note 8[a]]	—	—	(46,460)	—
Advance payment [Note 5]	(750,000)	—	(750,000)	—
Repayment of capital lease obligation	—	(90,870)	(197,088)	(265,106)
Cash provided by (used in) financing activities	(194,360)	(70,870)	5,450,890	(245,106)

INVESTING ACTIVITIES
Purchase of capital assets	(3,389,364)	(853,194)	(3,912,708)	(1,287,090)
Acquisition of mineral property interests	(316)	(933)	(16,752)	(40,578)
Short term investments	—	12,116,466	11,419,988	15,642,940
Proceeds on sale of investment in public companies	—	296,485	—	1,139,144
Cash provided by (used in) investing activities	(3,389,680)	11,558,824	7,490,528	15,454,416

Increase (decrease) in cash and cash equivalents during the period	(8,080,990)	10,092,587	4,992,341	9,844,561
Cash and cash equivalents, beginning of period	29,566,812	9,815,483	16,493,481	10,063,509
Cash and cash equivalents, end of period	21,485,822	19,908,070	21,485,822	19,908,070

Supplemental information:
Interest paid	—	10,373	7,907	38,707

See accompanying notes to consolidated financial statements

Cumberland Resources Ltd.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Canadian dollars)

September 30, 2006

1. BASIS OF PRESENTATION

The accompanying interim consolidated financial statements of Cumberland Resources Ltd. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly do not include all disclosures required for annual financial statements.  As described in Note 14, these principles differ in certain material respects from those that the Company would have followed had the interim consolidated financial statements been prepared in United States generally accepted accounting principles.

Except for the changes in accounting policies described in Note 2, these interim consolidated financial statements follow the same significant accounting policies and methods of application as the Company’s annual consolidated financial statements for the year ended December 31, 2005 (the “Annual Financial Statements”).  The interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for these interim periods are not necessarily indicative of the result that may be expected for the full fiscal year ending December 31, 2006.  The majority of exploration costs are incurred in the second and third quarters of the fiscal year due to the seasonal weather conditions in Nunavut Territory.  Option receipts are received from the operator of the Meliadine West joint venture in the first quarter.

2. CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2006 the Company has adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants in 2005.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.  The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (Section 3855)

In accordance with this new standard the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

The Company has classified its investment in a public company as available-for-sale and therefore carries it at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income.  These amounts will be reclassified from shareholders’ equity to net income when the investment is sold.  Previously, investments in public companies were carried at cost, less provisions for other than temporary declines in value.  This change in accounting policy resulted in a $229,803 increase in the carrying value of investments in public companies as at January 1, 2006, representing the cumulative unrealized gain at that time (see Note 8(e)).

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources.  In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of cashflow hedges.  The components of accumulated other comprehensive income for the nine month period ended September 30, 2006 are disclosed in Note 8(e).

Hedges (Section 3865)

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  In September 2006, the Company has designated a hedging relationship with respect to its Gold Loan Protection Program (Note 10).

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and highly liquid Canadian dollar denominated investments in banker's acceptances, with terms to maturity of 90 days or less when acquired.  The counter-parties are financial institutions.  At September 30, 2006, these instruments were yielding a weighted average interest rate of 4.0% per annum (at December 31, 2005 – 3.0% per annum).  The cash equivalents are classified as held-to-maturity investments and are carried at amortized cost.  The fair market value of the cash equivalents approximates the carrying value at September 30, 2006.

4. CAPITAL ASSETS

Capital assets are comprised as follows:

	Cost	Accumulated amortization	Net book value Sept 30, 2006	Net book value Dec 31, 2005
	$	$	$	$

Exploration equipment	1,408,823	1,062,208	346,615	425,519
Computer equipment	272,106	228,431	43,675	68,611
Office equipment	139,100	119,014	20,086	1,757
Construction in progress	17,510,614	—	17,510,614	5,281,819
	19,330,643	1,409,653	17,920,990	5,777,706

Construction in progress includes an amount of $3,958,829 related to equipment that was acquired under a capital lease during 2006 (see Note 5).

5. CAPITAL LEASE

In September 2006, the Company renegotiated an existing agreement with a third party provider of mobile equipment.  The revised agreement requires the Company to incur minimum hourly usage charges for mobile equipment prior to the end of 2007, at a total cost of $4,405,484.  The timing of the payments will be based on actual usage of the specified equipment.

This contractual arrangement represents a capital lease in accordance with the guidance in EIC-150 and CICA 3065.  The lease obligation at September 30, 2006 is comprised as follows:

$

Total future lease payments	4,405,484
Less: interest (at 10% annual effective rate)	446,655
3,958,829
Less: current portion	898,472
Long term portion of capital lease	3,060,358

The Company currently does not expect that it will be able to meet the minimum hourly usage requirement until 2008.  The Company has the option of extending the agreement to the end of 2008 in which case the Company’s total obligation would increase.  In September 2006, the Company made a lump sum payment of $750,000 to the lessor as an advance payment towards hourly usage charges in 2008.  Assuming the agreement is extended to the end of 2008, recovery of such advance would commence in 2008.

6. ACCRUED SITE CLOSURE COSTS

Accrued site closure costs relate to the Company’s legal obligation to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work.  Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $1,754,990 at September 30, 2006 (December 31, 2005 - $475,603) based on the expected payments of $2,794,285 to be made primarily in 2017, discounted at interest rates of 8.5% or 10.0% per annum.  The liability for accrued site closure costs is comprised as follows:

$

Accrued site closure costs, December 31, 2005	475,603
Additional liabilities incurred during the period	1,248,000
Accrued site closure costs – accretion expense	31,387
Accrued site closure costs, September 30, 2006	1,754,990

7. EXPLORATION AND DEVELOPMENT COSTS

The following is a summary of exploration and development costs incurred by the Company related to its mineral property interests:

	Three months ended Sept 30		Nine months ended Sept 30
	2006	2005	2006	2005
	$	$	$	$

Meadowbank (100% interest):
Drilling	560,960	315,956	1,396,119	1,187,618
Transportation and freight	696,214	320,985	1,225,862	770,608
Contracts and personnel	284,985	272,058	771,234	709,112
Supplies and equipment	167,828	201,862	509,311	374,397
Other exploration costs	76,815	20,921	242,164	227,768
Environmental and permitting costs	926,218	811,700	2,393,127	1,636,549
Public relations – mine development	23,713	—	322,836	—
Engineering	526,219	225,396	1,183,305	770,265
	3,262,952	2,115,845	8,043,958	5,676,317
Meliadine East (50% interest):
Exploration costs, net of recoveries	18,239	44,134	27,846	83,676

Other projects	166,565	61,590	353,309	107,967

Total exploration and development costs	3,447,756	2,191,953	8,425,113	5,867,960

8. SHARE CAPITAL

[a]

Common shares

As at September 30, 2006 and December 31, 2005, the Company has an unlimited number of authorized common shares with no par value.  The following is a summary of the common shares issued in the nine month period ended September 30, 2006:

	Number of shares	Value
	#	$

Balance, December 31, 2005	55,144,441	112,565,733
Shares issued upon exercise of options	725,500	2,295,001
Issuance of common shares	833,333	4,999,998
Balance, September 30, 2006	56,703,274	119,860,732

On April 12, 2006, the Company closed a non-brokered private placement of 833,333 flow-through common shares at a price of $6.00 per share for aggregate gross proceeds of $4,999,998.  Share issue costs of $46,460 have been incurred for legal costs and filing fees related to this private placement.  The Company is committed to spend the proceeds from this flow-through private placement on qualifying Canadian exploration activities prior to December 31, 2007.  The Company will renounce the tax benefits arising from these exploration expenditures to the investors.

[b]

Stock options

At September 30, 2006 there are options outstanding to issue 4,337,250 shares of the Company [December 31, 2005 – 4,066,500].  The price of these options ranges from $1.40 to $4.90 and their expiry dates range from April 5, 2007 to May 13, 2013.

At the Company’s annual general meeting on June 22, 2006, the Company’s shareholders approved an amendment to the existing stock option plan to allow for the number of common shares reserved for issuance under the plan to be based on a rolling maximum of 10% of the Company’s outstanding common shares.  Based on the number of common shares outstanding at September 30, 2006, 5,670,327 common shares were reserved for issuance under the incentive share option plan at September 30, 2006.

The following table summarizes information about the share options outstanding and exercisable at September 30, 2006:

	Outstanding			Exercisable
Range $	Total # of shares	Weighted average exercise price	Weighted average contract life remaining	Total # of shares	Weighted average exercise price

1.40 – 1.85	1,018,500	1.43	3.63	1,006,000	1.43
2.00 – 2.65	1,970,000	2.19	2.42	1,960,000	2.19
3.56 – 4.90	1,348,750	4.75	4.05	1,303,750	4.75
	4,337,250	2.79	3.21	4,269,750	2.79

Option activity for the nine month period ended September 30, 2006 is as follows:

	Shares	Weighted average price
	#	$

Options outstanding, December 31, 2005	4,066,500	2.19
Exercised	(725,500)	1.99
Granted	996,250	4.74
Options outstanding, September 30, 2006	4,337,250	2.79

The stock options granted in the nine month period ended September 30, 2006 had a weighted average fair value of $1.99 each (nine months ended September 30, 2005 - $0.76 each).  The fair value of these stock options was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted average assumptions: risk-free interest rate 4.53%; no dividends; volatility factor of the expected market price of the Company’s common shares of 57%; and an expected life of the options of 3.0 years.

The Company recognized stock compensation expense of $1,984,405 for the nine month period ended September 30, 2006 (nine months ended September 30, 2005 - $1,084,609) and $40,456 for the three month period ended September 30, 2006 (three months ended September 30, 2005 - $52,804) in accordance with the fair value based method of accounting for stock compensation, with the offsetting credit recorded as an increase in contributed surplus.

[c] Warrants

In March 2006 the Company issued an additional 125,000 warrants as consideration for pre-arranging advisory services provided by SG Corporate & Investment Banking (“SG CIB”) in connection with the debt financing for the Meadowbank project (see Note 9).  The warrants issued to SG CIB had a fair value of $271,343 at the date of grant and this amount has been expensed as project financing costs on the Company’s consolidated statement of loss and deficit.  This fair value was estimated using a Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rate of 4.12%; no dividends; volatility factor of the expected market price of the Company’s common shares of 59%; and an expected life of the warrants of 4 years

The following warrants are outstanding and exercisable at September 30, 2006:

Issue Date:	Common shares to be issued upon exercise of warrants	Exercise Price	Expiry Date

December 22, 2005	125,000	$2.48	December 22, 2009
March 31, 2006	125,000	$5.22	April 3, 2010

[d] Contributed surplus

Contributed surplus is comprised as follows:

$

Balance, December 31, 2005	4,535,091
Stock-based compensation expense (note 7(b))	1,984,405
Fair value of warrants issued (note 7(c))	271,343
Transfer to share capital for exercise of stock options	(850,561)
Balance, September 30, 2006	5,940,278

[e] Accumulated other comprehensive income

Accumulated other comprehensive income is comprised as follows:

$

Balance, December 31, 2005	-
Adjustment for cumulative unrealized gains on available-for-sale investment at January 1, 2006 (see note 2)	229,803
Unrealized gains on available-for-sale investment	31,336
Effective portion of change in fair value of derivative instruments [note 10]	(4,568,044)
Balance, September 30, 2006	(4,306,905)

9. GOLD LOAN FINANCING

In March 2006, a wholly-owned subsidiary of the Company secured a commitment from a group of banks to arrange and underwrite a seven-year limited recourse gold loan facility for up to 420,000 ounces.  The bank commitment and the Company’s ability to draw down under the facility are subject to certain conditions, including, among other things, the Company securing all requisite regulatory permits and licences and the completion of final loan documentation.  In September 2006, and as a condition of the gold loan, the Company completed a zero cost Gold Loan Protection Program in order to secure a minimum monetized value for the gold that it expects to receive under the gold loan facility in 2007 (see Note 10).

During the three and nine month periods ended September 30, 2006 the Company incurred project financing costs of $42,000 and $526,707 respectively, in connection with the debt financing for the Meadowbank project.  These costs primarily relate to pre-arranging advisory services performed by SG Corporate & Investment Banking (“SG CIB”) and loan documentation costs.  Project financing costs also include a non-cash expense of $271,343 for the fair value of warrants (see Note 8(c)) that were earned by SG CIB upon the receipt of the bank commitment described above.

10. DERIVATIVE INSTRUMENTS

In September 2006, the Company completed a Gold Loan Protection Program in order to secure a minimum monetized value for the gold that it expects to receive under the gold loan facility in 2007 (see Note 9).  The following derivative contracts were acquired under this program and remain outstanding at September 30, 2006:

	Average Strike Price	Ounces	Maturity Date

Call options sold	$Cdn 800	420,000	September 20, 2007
Put options purchased	$Cdn 605	420,000	September 20, 2007

These derivatives were acquired at zero cost and the Company will not be required to post any security deposit.  The counter-parties are major European financial institutions.

The purchased put options ensure that the Company will receive total cash proceeds from the monetization of the gold loan of at least $Cdn 254 million.  These derivative instruments provide a cashflow hedge for the anticipated monetization of the gold loan in 2007.  The Company expects to to meet the conditions of the gold loan facility and be in a position to drawdown all of the ounces under the gold loan facility by the end of the second quarter of 2007.

The total fair value of the derivative contracts of ($4,794,030) is recorded on the balance sheet as a current liability at September 30, 2006.  An unrealized derivative loss of $225,986 has been recorded on the consolidated statement of loss for the three and nine month periods ended September 30, 2006 to reflect the ineffective portion of the hedge.  The remaining balance of $4,568,044 has been classified in accumulated other comprehensive income on the consolidated balance sheet, and will be reclassified to the consolidated statement of loss when the gold loan is monetized in 2007.

The fair value of these contracts at September 30, 2006 was estimated using a Black-Scholes option pricing model assuming volatility factors of  23% for the call options and 19% for the put options, a risk free interest rate of 4% and a spot gold price of $Cdn 670 per ounce.

11. OPTION RECEIPTS

In January 2006, the Company received the scheduled option payment of $1,500,000 (2005 - $500,000) from the operator of the Meliadine West joint venture.  The Company has agreed to sell this joint venture interest in October 2006 (see Note 14).

12. GAIN ON SALE OF INVESTMENT IN PUBLIC COMPANY

During the three month period ended September 30, 2005 the Company sold 440,000 shares of Eurozinc Mining Corporation (“Eurozinc”) for net proceeds of $296,484, resulting in a gain of $270,084.  In the nine months ended September 30, 2005 the Company sold 1,480,000 Eurozinc shares for net proceeds of $1,138,848 and a gain of $1,050,048.

13. COMMITMENTS AND CONTINGENCIES

Commitments and contingencies not disclosed elsewhere in these financial statements include the following:

a)

The Company has committed to capital expenditures for construction activity at Meadowbank, primarily for the procurement and mobilization of contractor’s equipment and other supplies required for construction of the access road from Baker Lake to the Meadowbank site.  The Company estimates that as at September 30, 2006 the committed capital expenditures, net of resale recoveries, are approximately $12 milllion.

b)   In connection with the flow-through financing completed in April 2006 (see Note 8(a)), the Company is required to spend a further $1.2 million on qualifying Canadian exploration expenditures prior to December 31, 2007.

c)

The Company has a $630,000 deposit at a financial institution that is serving as collateral for letters of credit that have been pledged in favour of the Kivalliq Inuit Association.  The deposit is bearing interest at market rates.  The deposit will be returned when the Company has satisfied its legal obligations with respect to site reclamation at the Meadowbank mineral property in Nunavut (see Note 6).

d)

The Company has employment agreements in place with various key employees which establish compensatory terms, including annual salary, employee benefit entitlements and termination benefits.  Five of these agreements also provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to the Meadowbank Project be attained in the future.  As of September 30, 2006, the estimated contingent payment with respect to such bonuses is approximately $1.8 million, none of which has been accrued.

e)

As at September 30, 2006, the Company has a contingent loan balance of $19.7 million [December 31, 2005 - $17.2 million]. This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).  In October 2006 the Company agreed to sell its interest in the Meliadine West property and as part of this agreement, the purchaser will assume the contingent loan (see Note 14).

f)    The Company is committed to future minimum annual rent payments under operating lease agreements of $68,140 in the remainder of 2006 and $203,264 during 2007.

14. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).  Had the Company followed US GAAP, certain items on the consolidated statements of loss and deficit, comprehensive loss and consolidated balance sheets would have been reported as follows:

Consolidated statements of loss and deficit -	Nine months ended September 30, 2006 $	Nine months ended September 30, 2005 $

Revenue	2,301,944	2,277,818
Exploration and development costs	(12,049,244)	(5,867,960)
Other expenses	(4,773,357)	(3,345,069)
Future income tax recovery	916,666	—
Net loss, US GAAP	(13,603,991)	(6,935,211)
Reconciliation: Net loss, Canadian GAAP Adjustments to:	(10,896,526)	(7,015,873)
Meadowbank project development costs [b]	(3,624,131)	—
Gain on investment in Eurozinc [c]	—	80,662
Premium received on flow-through shares [d]	916,666	—
Net loss, US GAAP	(13,603,991)	(6,935,211)
Comprehensive loss [c], [f]	(18,130,253)	(7,990,928)
Net loss per share (U.S. GAAP, basic and diluted)	$0.24	$0.12

Consolidated statement of comprehensive loss -	Nine months ended September 30, 2006 $

Net loss, US GAAP	(13,603,991)
Effective portion of change in fair value of derivative instruments	(4,568,044)
Unrealized gain on available for sale investment	41,782
Comprehensive loss, US GAAP	(18,130,253)
Reconciliation: Comprehensive loss, Canadian GAAP Adjustments to:	(15,433,236)
Meadowbank project development costs [b]	(3,624,131)
Premium received on flow-through shares [d]	916,666
Unrealized gain on available for sale investment [c]	10,448
Comprehensive loss, US GAAP	(18,130,253)

Prior to the adoption of CICA 1530 Comprehensive Income in 2006, the Company did not report a consolidated statement of comprehensive loss under Canadian GAAP.  The Company’s US GAAP comprehensive loss for the nine month period ended September 30, 2005 is comprised as follows:
Nine months ended September 30, 2005 $

Net loss, US GAAP	(6,935,211)
Change in net unrealized gains on available-for-sale investments	(1,055,717)
Comprehensive loss, US GAAP	(7,990,928)

Consolidated balance sheets -	September 30, 2006		December 31, 2005
	Canadian basis $	U.S. basis $	Canadian basis $	U.S. basis $
Assets
Cash and cash equivalents	21,485,822	20,366,477	16,493,481	16,493,481
Restricted cash [d]	—	1,119,345	—	—
Short term investments	—	—	11,419,988	11,419,988
Accounts receivable	469,015	469,015	450,897	450,897
Prepaid expenses and other	395,426	395,426	411,005	411,005

Mineral property interests [a]	8,305,966	8,950,261	8,289,214	8,933,509
Capital assets, net [b]	17,920,990	14,296,859	5,777,706	5,777,706
Advance payment	750,000	750,000	—	—
Reclamation deposit	630,000	630,000	630,000	630,000
Investments in public companies [c]	261,139	348,186	—	306,404
	50,218,358	47,325,569	43,472,291	44,422,990

Liabilities and shareholders’ equity
Accounts payable & accrued liabilities	4,583,313	4,583,313	1,122,700	1,122,700
Derivative instrument liabilities	4,794,030	4,794,030	—	—
Current portion of capital leases	898,472	898,472	197,088	197,088

Accrued site closure costs	1,754,990	1,754,990	475,603	475,603
Capital leases	3,060,358	3,060,358	—	—

Shareholders’ equity
Share capital [a], [d], [e]	119,860,732	113,785,084	112,565,733	107,453,211
Contributed surplus	5,940,278	5,940,278	4,535,091	4,535,091
Accumulated other comprehensive
loss [c]	(4,306,905)	(4,219,858)	—	306,404
Deficit [e]	(86,366,910)	(83,271,098)	(75,423,924)	(69,667,107)
Total shareholders’ equity	35,127,195	32,234,406	41,676,900	42,627,599
	50,218,358	47,325,569	43,472,291	44,422,990

a)

Mineral property interests

Under Canadian GAAP, the warrants attached to the shares issued as consideration for the acquisition of the Meadowbank mineral property were not separately valued in 1997. Under US GAAP, the fair market value of the warrants in the amount of $644,295 was recorded as a cost of the mineral property interest, in accordance with FASB Statement No. 123(R).

b)

Capital assets

Capital assets under Canadian GAAP at September 30, 2006 includes an amount of $3,624,131 (December 31, 2005 - $Nil)  for construction in progress that does not meet the US GAAP criteria for capitalization under SEC Industry Guide 7.  This amount has been expensed for US GAAP purposes in the nine month period ended September 30, 2006.

c)

Investments in public companies

The cost base of the Company’s investment in Lithic Resources Ltd. at December 31, 2005 was $Nil under both Canadian GAAP and US GAAP.  However under US GAAP, this investment is classified as an available-for-sale investment under FASB Statement No. 115 Accounting for Certain Investments in Debt and Equity Securities.  As a result, under US GAAP this investment is recorded on the balance sheet at its fair value of $306,404 at December 31, 2005, with the offsetting credit recorded as a separate component of shareholders’ equity (accumulated other comprehensive income).

As the result of the adoption of CICA 3855 Financial Instruments – Recognition and Measurement and CICA 1530 Comprehensive Income, effective January 1, 2006, the investment in Lithic Resources is now also classified as an available for sale investment under Canadian GAAP with the offsetting credit recorded as a separate component of shareholders’ equity. However, under US GAAP the Company has not recognized a fair value discount to reflect the illiquid nature of this investment.  As a result, the fair value of this investment under US GAAP is $87,047 higher than under Canadian GAAP at September 30, 2006 and the increase in the fair value during the nine month period ended September 30, 2006 is $10,448 higher under US GAAP.

The US GAAP cost base of the investment in Eurozinc Mining at December 31, 2004 was lower than the Canadian GAAP carrying value of this investment.  As a result, the gain on sale of Eurozinc shares during the nine month period ended September 30, 2005 is higher under US GAAP than under Canadian GAAP.

d)    Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, the full amount of funds received from flow-through share issuances are recorded as share capital.  Under US GAAP, the premium paid for the flow-through shares in excess of the market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.  A tax recovery of $916,666 has been recorded under US GAAP in the nine month period ended September 30, 2006 as a result of the premium paid for the flow-through shares issued by the Company in April 2006.

Furthermore, under US GAAP, and notwithstanding that there is not a specific requirement to segregate funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the balance sheet date are separately classified as restricted cash.  Such amount unexpended at September 30, 2006 was $1,119,345 (December 31, 2005 - $Nil).

e)

Share issue costs

Under Canadian GAAP, share issue costs have been charged directly against the deficit but under the US GAAP they must be charged against share capital.

15. SUBSEQUENT EVENTS

In October 2006, the Company agreed to sell its 22% interest in the Meliadine West Project and its 50% interest in the Meliadine East Project for cash consideration of $23 million.  As part of the transaction, the purchaser has assumed the Company’s contingent loan balance of approximately $19.7 million (see Note 13(e)).  The purchaser has also agreed to a potential future cash payment of up to a maximum of $2 million depending on the results of an independent resource estimate to be completed on the Meliadine West property.  The Company recorded a related accounting gain of approximately $22.8 million in the fourth quarter of 2006.

On November 2, 2006 the Company entered into an agreement under which a syndicate of underwriters agreed to buy 16,100,000 common shares of the Company at a price of $5.40 per share for gross proceeds of $86,940,000.  The underwriters also exercised an option to purchase an additional 2,415,000 common shares (representing 15% of the offering) resulting in the Company raising additional gross proceeds of $13,041,000, for a total of $100 million.  This transaction closed in the fourth quarter of 2006.

On February 14, 2007 the Company announced that it had signed an agreement with Agnico Eagle Mines Ltd. (“Agnico”) under which Agnico has agreed to make an all share exchange offer for all of the Company’s outstanding and fully diluted common shares.  The transaction is subject to certain conditions, including approval of the Company’s shareholders.